FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month August 2018 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On August 14, 2018, the Registrant Announces Company’s Technical
Global Symposium (TGS) in China, focused on Specialty Analog
Technologies and Advanced IC Manufacturing Solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 14, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to hold Technical Global Symposium (TGS) in China, focused on Specialty Analog
Technologies and Advanced IC Manufacturing Solutions

Announces launch of its official “WeChat” account to increase Company’s communication activities with its growing Chinese customer base

MIGDAL HAEMEK, Israel, August 14, 2018 – TowerJazz, the global specialty foundry leader, announced details of its China Technical Global Symposium (TGS) event in Shanghai on August 22, 2018, focusing on the Company’s leading analog technology offerings, advanced manufacturing solutions and commitment to customer partnerships.
In addition, TowerJazz has launched its official “WeChat” account, the most popular communication app in China, enabling the Company to support the growing activities in China while increasing interaction with Chinese users and sharing the latest TowerJazz technology information, news and events.

“China is a strong region for TowerJazz with on-going increased activities and we are answering the growing demand of Chinese players with our various advanced analog platforms, including Radio Frequency (RF) & High Performance Analog (HPA), power management, and CMOS image sensors (CIS), targeting fast growing markets such as automotive, sensors, the IoT, and 5G, among others,” said Qin Lei, TowerJazz China Country Manager. “In addition, we are pleased to launch our “WeChat” account to better reach and network with our existing and potential Chinese customers.”

Company executives and experts will provide technical sessions on TowerJazz’s leading specialty process technologies such as: RF SOI and SiGe for wireless handsets and the IoT, high performance SiGe for optical networking, 5G, mmWave and automotive applications, silicon photonics (SiPho) technology for optical networks, 65nm CMOS technology with embedded NVM solutions, 0.18um and 65nm BCD focusing on low voltage power products, and CMOS image sensors for face recognition and automotive.

TowerJazz will also present the latest design enablement tools and solutions jointly developed with its EDA partners, and its sponsors – Mentor, Empyrean, Silvaco and Xpeedic Technology –will share the latest design capabilities offered in collaboration with TowerJazz.

For more information about TowerJazz TGS China and registration please visit: http://www.towerjazz.com/events/TGS/2018/TGSChina.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com